UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION PURSUANT TO SECTION 8(f) OF THE
INVESTMENT COMPANY ACT OF 1940
AND RULE 8f-1 THEREUNDER FOR AN ORDER DECLARING THAT
THE COMPANY HAS CEASED TO BE AN INVESTMENT COMPANY

SCUDDER WEISEL CAPITAL ENTREPRENEURS FUND
88 KEARNY STREET, SUITE 2100
SAN FRANCISCO, CA 94108

I.      General Identifying Information

1.      Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

            [   ]   Merger

            [X]   Liquidation

            [   ]   Abandonment of Registration
                      (Note: Abandonments of Registration answer only questions 1 through 16, 25 and
                      26 of this form and complete verification at the end of the form).

            [   ]   Election of status as a Business Development Company
                     (Note: Abandonments of Registration answer only questions 1 through 15, 24 and
                     25 of this form and complete verification at the end of the form).

2.     Name of fund:  Scudder Weisel Capital Entrepreneurs Fund (the “Trust”)

3.     Securities and Exchange Commission File No.: 811-10169

4.     Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

         [;  ]  Initial Application          [X]  Amendment

5.     Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 88
          Kearny Street, Suite 2100, San Francisco, CA 94108.

6.     Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form: Jesse Kanach, Esq., Dechert, 1775 Eye
          Street, N.W. Washington, D.C. 20006, (202) 261-3367.

7.     Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act
         [17 CFR 270.31a-1, .31a-2]: Accounts and records of the Trust are maintained at the offices of Zurich Scudder Investments, Inc., Two International Place, Boston, MA 02110
         (Attn: Joseph McCuine: 617-295-2652), or at the offices of State Street Bank and
         Trust Company (“State Street”), at 225 Franklin Street, Boston, MA 02110,
         in State Street’s capacity as custodian and administrator of the Trust (617-662-3969).

           NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.     Classification of fund (check only one):

        [X]   Management company;

        [   ]   Unit investment trust; or

        [   ]   Face-amount certificate company.

9.     Subclassification if the fund is a management company (check only one):

        [   ]   Open-end     [X]Closed-end

10.     State law under which the fund was organized or formed (e.g.., Delaware,
          Massachusetts):   Delaware

11.     Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

          Scudder Weisel Capital LLC (“SWC”) served as the investment manager of the
          Trust since the Trust’s commencement of operations on January 23, 2001. The address of SWC is 88 Kearny Street, Suite 2100, San Francisco, CA 94108.

          Whitney Holdings LLC (“Whitney”) served as the sub-investment adviser of the
          Trust since the Trust’s commencement of operations on January 23, 2001. The address of Whitney is 177 Broad Street, Stamford, CT 06901.

12.     Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

          SWC served as the Trust’s distributor since the Trust’s commencement of operations on January 23, 2001.

13.     If the fund is a unit investment trust ("UIT") provide: N/A

          (a)  Depositor’s name(s) and address(es):

          (b)  Trustee’s name(s) and address(es):

14.     Is there a UIT registered under the Act that served as a vehicle for investment in the fund
          (e.g., an insurance company separate account)?

          [   ]  Yes     [X]  No

          If Yes, for each UIT state:

                    Name(s):

                    File No.: 811-_____

                    Business Address:

15.     (a)  Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                 [X]  Yes     [   ]  No

                If Yes, state the date on which the board vote took place:   April 3, 2001.

                If No, explain:

          (B)  Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                 [   ]  Yes     [X]  No

                If Yes, state the date on which the shareholder vote took place:

                If No, explain: The Board of Trustees of the Trust had authority pursuant to the Trust’s Declaration of Trust to liquidate the Trust without shareholder approval. Notice of the decision of the Board of Trustees to liquidate the
                Trust was mailed to shareholders on or about April 10, 2001.

II.       Distributions to Shareholders

16.     Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [X]  Yes     [   ]  No

          (a)   If Yes, list the date(s) on which the fund made those distributions:

                The Trust made a distribution of income to shareholders on April 24, 2001, followed by a distribution to shareholders in complete liquidation of the Trust’s assets on April 30, 2001.

          (b)    Were the distributions made on the basis of net assets?

                   [X]  Yes     [   ]  No

          (c)   Were the distributions made pro rata based on share ownership?
                   [X]  Yes     [   ]  No

          (d)   If No to (b) or (c) above, describe the method of distributions to shareholders.
                   For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          (e)   Liquidations only:

                   Were any distributions to shareholders made in kind?

                   [   ]  Yes     [X]  No

                   If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.     Closed-end funds only:

          Has the fund issued senior securities?

          [   ]  Yes     [X]  No

          If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.     Has the fund distributed all of its assets to the fund’s shareholders?

          [X]  Yes     [   ]  No

                If No,

          (a)    How many shareholders does the fund have as of the date this form is filed?

          (b)    Describe the relationship of each remaining shareholder to the fund:

19.     Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [   ]  Yes     [X]  No

          If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     Assets and Liabilities

20.     Does the fund have any assets as of the date this form is filed?

          (See question 18 above)

          [   ]  Yes     [X]  No

       If Yes,

       (a)   Describe the type and amount of each asset retained by the fund as of the date this form is filed:

       (b)   Why has the fund retained the remaining assets?

       (c)   Will the remaining assets be invested in securities?

              [  ]  Yes  [  ]  No

21.     Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

              [  ]  Yes  [X]  No

              If Yes,

              (a)  Describe the type and amount of each debt or other liability:

              (b)  How does the fund intend to pay these outstanding debts or other liabilities?

IV.     Information About Event(s) Leading to Request For Deregistration

22.     (a)  List the expenses incurred in connection with the Merger or Liquidation:

              (i)  Legal expenses:  $15,000

              (ii)   Accounting expenses:  None

              (iii)  Other expenses (list and identify separately):   None

              (iv)  Total expenses (sum of lines (i)-(iii) above):  $15,000

        (b)  How were those expenses allocated?  All expenses of the Trust since inception through liquidation are being borne by SWC or an affiliate of SWC.
                Accordingly, the Trust did not bear any liquidation expenses.

        (c)  Who paid those expenses? All expenses of the Trust since inception through liquidation are being borne by SWC or an affiliate of SWC.
                Accordingly, the Trust did not bear any liquidation expenses.

        (d)  How did the fund pay for unamortized expenses (if any)?There were no unamortized expenses at the time of the liquidation of the Trust.

23.     Has the fund previously filed an application for an order of the Commission regarding the
          Merger or Liquidation?

              [  ]  Yes  [X]  No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.Conclusion of Fund Business

24.     Is the fund a party to any litigation or administrative proceeding?

              [  ]  Yes  [X]  No

              If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.     Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [  ]  Yes   [X]  No

         If Yes, describe the nature and extent of those activities:

VI.     Mergers Only

26.     (a)   State the name of the fund surviving the Merger:  N/A

           (b)   State the Investment Company Act file number of the fund surviving the Merger:
                811-_____

           (c)   If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

           (d)   If the merger or reorganization agreement has not been filed with the
                      Commission, provide a copy of the agreement as an exhibit to this form.

                                     VERIFICATION

          The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Scudder Weisel

Capital Entrepreneurs Fund, (ii) he is the President and Trustee of Scudder Weisel Capital

Entrepreneurs Fund, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Peter H. Mattoon
Peter H. Mattoon, as
President and Trustee, and not individually
88 Kearny Street, Suite 2100
San Francisco, CA 94108